                                                                    EXHIBIT 10.3

                        SUPERCONDUCTOR TECHNOLOGIES INC.
                                 460 Ward Drive
                             Santa Barbara, CA 93111

                                November 4, 2004

Mr. Charles E. Shalvoy
Executive Chairman & CEO
CANESTA, INC.
2833 Junction Avenue, Suite 200
San Jose, CA 95134

Re: Consulting Services

Dear Charlie:

Superconductor Technologies Inc. ("STI") would like to retain your services from time to time as a consultant on strategic planning matters. You will work directly with the CEO and the Chairman of the Board on these matters. Your engagement under this letter is for a term one (1) year, but STI may terminate the arrangement anytime after six months upon written notice.

STI will compensate you at the rate of $3,000 per day plus reasonable out-of-pocket and travel expenses. STI will also continue your current health benefits during the consulting term. You will submit invoices monthly to STI for your services and expenses, and you will adhere to STI's internal guidelines for travel expenses. You will prorate your per diem charges for services and any required travel time combined as follows: 1/4 day (less than 2 hours), 1/2 day (up to 4 hours), 3/4 day (up to 6 hours) and one day (anything over 6 hours).

As additional consideration for your services, STI will also award you an option at the next meeting of the Compensation Committee to purchase 100,000 shares of common stock at fair market value on the date of the meeting. Your option will vest 50% on the six month anniversary of this agreement, and the remainder will vest ratably in six equal monthly installments thereafter. Vesting will cease in the event you resign from the Board or this agreement is terminated. In the event of a Change of Control (as defined in our 2003 Equity Incentive Plan), you will fully vest in and have the right to exercise the entire option award. Your option will also fully vest in the event of (1) a strategic partnership or (2) the acquisition of another business or product line. The term "strategic partnership" means any new relationship between STI and a third party consisting of both (a) a contractual relationship for manufacturing, distribution, product development or a joint venture and (b) an equity investment of not less than $5 million.

We realize that your consulting work could overlap substantively with your service on the board and its committees. Therefore, we will distinguish your consulting services under this agreement from your services as a director and committee member based on the following bright line test. We will presume that each official board and committee meeting requires 1.5 days of service, and you will continue to be compensated for such meetings in accordance with our Non-Employee Director Compensation Policy. You should bill us for any additional time spent under this consulting agreement. We will also presume any time spent in (or traveling to) meetings with third parties is consulting work billable under this agreement. You will not qualify as an independent director for corporate governance purposes while this agreement is in effective and potentially for three years thereafter.

If the foregoing meets with your approval, please sign and return the enclosed copy of this letter.

Sincerely,

M. Peter Thomas
President and Chief Executive Officer

ACCEPTED AND AGREED TO BY:

__________________________
Charles E. Shalvoy

                                        2